FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

23 May, 2008

File no. 0-17630

Acquisition

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Acquisition

N  E  W  S        R  E  L  E  A  S  E

23 May 2008

CRH
PURCHASE
S
 SHAREHOLDING IN
MY HOME INDUSTRIES LIMITED,
INDIA

CRH plc, the international building materials group, announces completion of
the
first phase of
its investment in
My Home Industries Limited ("MHIL"), a privately-owned cement company in
Hyderabad
,
India
,
details of which were announced on 2
0 March 2008.

CRH has
acquired a
45%
shareholding in
MHIL
. The second phase of the transaction for the remaining 5% shareholding is expected to be completed in the next three months.

____________________________________________________________________________________
Contact CRH at
Dublin
 404 1000 (+353 1 404 1000)
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director / Chief Executive Designate
Éimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller

CRH plc,
Belgard

Castle
, Clondalkin,
Dublin
 22,
Ireland
 TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL
mail@crh.com
WEBSITE
 www.crh.com Registered Office,
42 Fitzwilliam Square
,
Dublin
 2,
Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.
                                                  CRH public limited company
                                                         (Registrant)

Date:  23 May, 2008

                                                    By: ___/s/ M. Lee___
M. Lee
                                                        Finance Director